UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer Registry (CNPJ) 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) announces to its shareholders and to the market in general that its management has selected the consultant firm Boston Consulting Group to advise Oi in its strategic review process. The service includes the analysis and definition of business models with a long-term perspective and the preparation of guidelines and implementation plans that assure the adoption of such models.

In addition, as part of such strategic review, the Company informs that it has selected Bank of America Merrill Lynch as financial advisor to procure and structure operations that involve monetization of non-core assets and M&A opportunities, in a further step to maximize value-creation and to broaden the options of financing sources to execute its investment plan, focusing in FTTH and 4.5G coverage.

The services to be provided by the strategic advisor and the financial advisor are complementary and will also be coordinated with the implementation with the Company’s Capex plan, which is being supported by the consultant Oliver Wyman. All those initiatives are in line with the objective to intensify its strategic, operational and financial transformation, on a long-term basis, encompassing technological, market and innovation trends and offering the adequate support for the effective implementation of its investment plan, aiming to strengthen and to reposition the Company.

The Company will keep its shareholders and the market informed of any material development of the subject matter of this Notice to the Market.

Rio de Janeiro, January 14, 2019.

 Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Special Note Regarding Forward-Looking Statements

This Notice to the Market contains forward-looking statements. Statements other than historical facts, including statements of the Company’s beliefs and expectations, business strategies, future synergies and cost savings. The words “will”, “must”, “should”, “could”, “anticipate”, “intend”, “believe”, “estimate”, “expect”, “predict”, “plan”, “targets”, “objective”, “projects”, “points” and similar expressions, if related to the Company, are intended to identify forward- looking statements and are subject to various risks and uncertainties. Such statements are based on several assumptions and factors, including general economic and Market conditions, industrial conditions, corporate approvals, operating factors and other factors. Any changes in such assumptions or factors could cause material discrepancies between the current and the expected results. All forward-looking statements attributable to the Company or its affiliates, or people acting on their behalf, are expressly qualified in their entirety by the cautionary notices set forth in this paragraph. No undue reliance should be placed on these statements. Forward-looking statements are valid only from the date on which they were made. Except as otherwise required by federal securities laws of Brazil or of the US, or by the rules and regulations of the CVM, the SEC, or applicable regulatory authorities of other countries, the Company and its affiliates do not have any intention or obligation to update or publicly announce the results of any of its forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting forward-looking statements. However, it is advisable to consult other disclosures made by the Company on matters related to reports and communications filed by the Company within the CVM and the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer